Exhibit 15.1

SUMMARY OF INDEPENDENT TECHNICAL REPORT ON
 THE BLANKET MINE PROPERTY IN ZIMBABWE

Prepared by The MSA Group
on behalf of
Caledonia Mining Corporation
June 28, 2011

Qualified Persons who prepared the Report – Bruno Bvirakare (primary author)
     Mike Robertson (supervising principal)

3            SUMMARY

MSA Geoservices (Pty) Ltd (“The MSA Group”) was commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Technical Report on the Blanket Mine in Zimbabwe.  The Report was required to verify Caledonia’s calculations of the Blanket Mine mineral reserves and resources on an annual basis.

 On the 20th June 2006 Caledonia acquired the Blanket Gold Mine, located near Gwanda in Zimbabwe, from Kinross Gold Corporation of Canada.  Following a 2 year  period of successful operation of the mine, the mine was forced to close for 6 months owing to the fact that the Zimbabwe Government did not pay for the gold sold to the State refiner. Operations commenced again in April 2009 and production has since risen steadily.

Blanket Mine is situated about 15 km west of Gwanda, approximately 130 km to the south of Bulawayo, in south-western Zimbabwe. The mine has been in operation since 1906 and has reportedly produced 1,073,000 ounces of gold at an average grade of 4.53 g/t. The Mine comprises a series of deposits along a strike length of about 3 km, from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima ore deposits. The gold enrichment occurs in near-vertical shoots spread out along an approximate north−south axis.

The Blanket Mine exploits a fairly typical Archaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Most mining activity takes place within AR South, AR Main, Eroica and Lima ore shoots. Two main types of mineralization are recognised, namely disseminated sulphide replacement (DSR) type mineralization forming the bulk of the orebodies, and gold-bearing quartz-filled shear zones.

Three types of mining methods are used at the Blanket Mine:
•	Underhand stoping in the narrow ore bodies

•	Shrinkage stoping where blocky sidewalls are evident

•	Longhole stoping in the wider ore bodies, using 15 m sub-levels.

The surrounding country rock at the Blanket Mine, a massive amphibolite, is generally very competent and support such as rock bolts are only installed on rare occasions where fractured rock conditions are encountered. All ore is trammed/tipped to the 22 Level Ore Bins where, after primary crushing, the ore is loaded and hoisted to surface.

The completion of the 4 Shaft expansion project in 2010, which included plant upgrades, has increased the production capacity from 500 tpd to 1000 tpd of ore and consolidation at the higher level is in progress.  The higher throughput rate enables the mine to produce 40,000 oz of gold per annum at the current Reserve grade and quantum over a period of at least 10 years.

Current mineral reserves and resources are summarised in the table below:

Summary of Mineral Reserves and Resources at Blanket Mine at December 31, 2010

MINERAL RESERVES (based on a Gold Price of US$ 1100/oz)
Classification	Tons	Grade (Au g/t)	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars*	1,326,100	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200
MINERAL RESOURCES (based on a Gold Price of US$ 1100/oz)
Classification	Tons	Grade (Au g/t)	Gold Content (oz)

Indicated	510,000	3.79	62,100

Inferred	2,408,200	5.01	**
Tonnages and ounces are rounded to the nearest 100
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.
 (i) 1 ton = 1,000 kilograms = 2,204.6 pounds
(ii) Some numbers may not add due to rounding

Mr. Mike Robertson, Pr. Sci. Nat., and  Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary note to U.S. Investors concerning estimates of Inferred Resources.
The above table uses the term “inferred resources”. We advise U.S. investors that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources.   The above table uses the term “indicated resources”. We advise U.S. investors that these terms are not recognised by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Major infrastructure consists of underground workings, a process plant, workshops and a tailings dam.

The ROM process consists of three-stage crushing, twin rod mills, Knelson Concentrators, and a CIL (carbon-in-leach) circuit. Loaded carbon is eluted and electro-won in a compact PG Elution cell. Cathodes from the cell are acid digested and calcined before smelting together with the gravity gold concentrate from the Knelsons. Approximately 50% of the gold is recovered as free gold. Tailings from the CIL stream is pumped to a tailings dam, with the effluent being recycled to the plant.

Two permits for effluent disposal have been issued to the Blanket Mine, covering the sewage effluent and mill tailings disposals. The Mine has implemented a pollution monitoring system around the current tailings dam with the installation of a number of piezometers, which are routinely monitored on an independent basis by Fraser Alexander personnel from its Harare office.

In terms of the Mining General Regulations, certain closure obligations are to be fulfilled.   These are covered in a Closure Plan initially prepared by Knight Piesold. Management revised the quantum of the provisions in 2009.

The Blanket Mine smelts gold Dore bars twice a month and delivers them to a local refinery which is operated by the Reserve Bank of Zimbabwe. The Dore bars are then sent to Rand Refinery in South Africa for refining and sale.
The Report, authorized by Mike Robertson and Bruno Bvirakare, dated June 28, 2011, can be viewed on the Company’s website. pursuant to the links “Investors” and “Technical Reports” - and on SEDAR at: www.sedar.com